BANCOLOMBIA S.A. ANNOUNCES MEASURES TO ENSURE THE EQUAL
TREATMENT OF ITS SHAREHOLDERS

Medellín, Colombia, February 8, 2013

The Board of Directors ratified the prohibitions stated in the Code of Good Government to ensure equal treatment of all the shareholders of BANCOLOMBIA S.A. The prohibitions applicable to legal representatives, administrators and employees of the Bank and FIDUCIARIA BANCOLOMBIA S.A., in charge of administration of the Bank’s shares, are the following:

1. Encourage, promote or suggest to shareholders to grant powers of attorney in blank, without clearly defining the name of the representative for the General Shareholders’ Meeting.

2. Receive from shareholders, powers of attorney for the General Shareholders’ Meeting, without clearly defining the name of the representative.

3. Receive special powers of attorney from shareholders before the convocation to the Shareholders’ Meetings.

4. Admit as valid powers of attorney for the General Shareholders’ Meeting those powers which lack the requirements established in Article 184 of the Colombian Commerce Code. That is, the powers of attorney must be granted in writing, indicating the name of the proxy, the name of the shareholder the proxy is representing, if it is the case, and the date of the meeting. The legal entities granting a power of attorney must also attach a recent certificate of existence and representation in accordance with the law.

5. Suggest or decide who will act as proxy representative in the General Shareholders’ Meeting.

6. Recommend to the shareholders who they should vote for in a list provided to the shareholders.

7. Suggest, coordinate or agree with any shareholder or any shareholder’s representative, proposals to be presented to the General Shareholders’ Meeting, excluding the proposals presented by the Board of Directors and the CEO, according to the Articles of Association.

8. Suggest, coordinate or agree with any shareholder or any shareholders’ representative, voting in any way about any proposal presented at the General Shareholders’ Meeting.

These prohibitions also apply if realized through a representative, intermediary or interposed person.

In conformity with the Articles of Association, the administrators and employees of the Bank will not be able to exercise powers of attorney to represent their own shares in the General Shareholders’ Meeting, nor substitute the powers of attorney granted to them. They also will not be able to vote, even with their own shares, in decisions that relate to approval of the balance sheet, end of year accounts or liquidation matters.

Contacts
Sergio Restrepo	Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Capital Markets VP	Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4041424	Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837

In any event, the administrators or employees of the Bank will be able to exercise rights of their own shares and the ones they represent whenever they act as legal representatives.

If an employee is a shareholder of the Bank and decides to represent his shares by himself or by a third party in the General Shareholders Meeting, he must expressly inform the shareholders at the meeting so his vote will not be considered in the approval of the financial statements.

The following officers will be responsible to implement and verify the fulfillment of the control procedures:

BANCOLOMBIA:

Legal Vice-president and Secretary General

Corporate and Institutional Legal Manager

FIDUCIARIA BANCOLOMBIA:

Director of Special Business Operations

Manager of Title Administration

Executive of Title Administration

These officers will check that the powers of attorney are granted according to the Colombian Code of Commerce and the Board of Directors’ dispositions. The powers of attorney that contravene these dispositions won´t be accepted.

The Legal Vice-president and Secretary General will inform to the Board of Directors of the fulfillment of these procedures prior to each General Shareholders’ Meeting.

Contacts
Sergio Restrepo	Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Capital Markets VP	Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4041424	Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837